02040961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14770

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibit A and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2001, and December 31, 2000, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2001.

The Plan Financial Statements and Additional Information as of December 31, 2000 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are include as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:

Jay A. Lentz, Chairman Retirement Committee	June 28, 2002
William J. Rainey, Member Retirement Committee	June 28, 2002
Ullrich E. Porzig, Member Retirement Committee	June 28 2002
Ronald A. Cooperman, Member Retirement Committee	June 28 2002

EXHIBIT A

Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedules as of and for the Year Ended December 31, 2001, and Independent Auditors' Report

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

TABLE OF CONTENTS

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates
Topeka, Kansas

We have audited the accompanying statement of net assets available for benefits of Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report, dated June 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 7, 2002

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments (Note 3)	$ 1,141,172	$ 970,943
Receivables:		
Employer contributions	56,768	84,414
Employee contributions	10,432	9,272
Total assets	1,208,372	1,064,629
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,208,372	$ 1,064,629

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001

	2001
ADDITIONS:	
Investment income (loss):	
Interest	$ 9,262
Dividends	2,332
Net depreciation in fair value of investments	(38,714)
Net investment loss	(27,120)
Contributions:	
Employee contributions	210,417
Employer contributions	56,768
Other	528
Total additions	240,593
DEDUCTIONS -	
Benefits paid to participants	96,850
INCREASE IN NET ASSETS	143,743
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,064,629
End of year	$ 1,208,372

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company") who have completed one year of service and attained the age of 21. The Plan is administered by a committee (the "Committee") consisting of five persons appointed by the Company Board of Directors. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. American Express Trust Company serves as the custodian of the Plan and Banco Popular serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 15% of their pay, as defined in the Plan. The Company matching contribution is discretionary and is currently 2½% of Company net profits, as defined by the Plan. The Company matching contribution is allocated in proportion to each participant's contribution up to a total of 5% of participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code Limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, six mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Effective August 1, 1997, participants are vested in company contributions and earnings on company contributions in accordance with the following schedule:

Yeas of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2001, forfeited nonvested accounts totaled $2,337. Forfeitures are used to: 1) restore any amounts previously forfeited from rehired participant accounts, and 2) the balance, if any, shall be added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. Also, for Plan year 2001, $2,337, will be allocated with the 2001 Company match in 2002.

Plan Amendments - On March 20, 2000, the Plan was amended and restated to adopt the following items: 1) appoint Banco Popular as trustee, 2) appoint American Express Trust Company as record keeper and asset custodian, 3) provide for daily valuation of Plan assets, 4) permit rollovers into the Plan, and 5) allow participants to borrow from their account subject to certain limitations .

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to unite by dividing the amounts of such transactions by the unit values as last determined, and the participant's accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are as follows.

	December 31, 2001	December 31, 2000
Payless Common Stock Fund	$ 156,086	$ 183,734
AET Income Fund II	629,516	498,164
AET Equity Index Income Fund I	118,183	140,120
Participants Loans	149,621	74,164

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $38,714 as follows:

Mutual Funds	$ 135
Common Stock	(38,849)
	$ (38,714)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 7, 2002, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code.

* * * * * *

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	AET Income Fund II	Common/Collective Trust Fund 28,766 shares	$ 629,516
*	AET Equity Index Income Fund I	Common/Collective Trust Fund 3,503 shares	118,183
	PIMCO Total Return Fund	Mutual Fund 3,062 shares	32,031
	Invesco Balanced Fund	Mutual Fund 172 shares	2,512
	AXP New Dimensions Fund	Mutual Fund 399 shares	9,817
	Davis New Venture Fund Class A	Mutual Fund 312 shares	7,940
	Invesco Dynamics Fund	Mutual Fund 1,217 shares	19,395
	Janus Overseas Fund	Mutual Fund 792 shares	16,071
*	Payless Common Stock Fund	Mutual Fund 14,780 shares	156,086
	Participant Loans	Participant loans (maturing from 2003 to 2016 at interest rates from 6.5% to 10.5%)	149,621
			$1,141,172

* Represents party-in-interest to the Plan.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2001.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2002